SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 14, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: Press release dated February 14, 2006 announcing France Telecom’s 2005 annual results.

Paris, February 14, 2006

2005 Annual Results:

•	6.2% growth in revenues (2.5% on a comparable basis) to EUR 49 billion

•	Significant success in 2005 in a rapidly changing market

•	Sharp increase in the Group’s fixed-line and wireless broadband customer base

•	Launch of the first convergent offers and first tangible successes of NExT

•	Strong operational performance in 2005, with net income almost doubling

•	Gross Operating Margin of EUR 18.56 billion (excluding the impact of the consolidation of Amena and the EUR 256 million fine levied by the French Competition Council)

•	Net income Group share up to EUR 5.7 billion, compared with EUR 3 billion in 2004

•	EUR 7.5 billion in organic cash flow generated

•	Ratio of net debt to Gross Operating Margin of 2.48 (after Amena acquisition), in line with commitment to lower ratio to under 2.5 by end 2005, and net financial debt of EUR 47.846 billion at December 31, 2005

•	Accelerated implementation of NExT in 2006

•	Tighter control of the business and accelerated transformation of the company

•	Shorter time-to-market for convergent offers

•	Country-level integration and network integration by end 2006

•	For 2006: priority to generating EUR 7 billion in organic cash flow

•	Revenue growth over 7% (approximately 2% on a comparable basis)

•	GOM ratio 1 to 2 percentage points lower than in 2005

•	CAPEX to revenues ratio of about 13%

•	Debt reduction guidance maintained and strong increase of dividend

•	Debt reduction guidance confirmed (ratio of net debt to GOM under 2 by end 2008)

•	Proposed dividend of EUR 1 in 2006 for financial year 2005 (up 108%).

•	Strong increase in shareholder return for following years: objective of distribution of 40% to 45% of organic cash flow.

•	2007 dividend of EUR 1.20 indicated by Board of Directors for financial year 2006

•	Highly selective and prudent external growth

Presenting the 2005 results, Didier Lombard, Chairman and Chief Executive Officer of France Telecom, said: “Our environment is changing; we have to change even faster. Our exceptional assets – ADSL, Livebox, Wireless Broadband and Content – are the four pillars on which we will build all our new services. Many of these services will be launched in 2006, under the banner of a strong brand. Thanks to the transformation that I initiated with all the Group’s employees, France Telecom will be even more responsive and effective and will maintain its leadership”.

6.2% growth in revenues (2.5% on a comparable basis) to EUR 49 billion

Significant success in 2005 in a rapidly changing market

The faster pace of technological changes, the competitive pressure and the regulatory environment led France Telecom’s revenues to grow 2.5% on a comparable basis to EUR 49 billion.

Sharp increase in the Group’s fixed-line and wireless broadband customer base

Against this backdrop, France Telecom recorded an excellent commercial performance in 2005 and, within the framework of NExT, built a sound foundation for continued growth, based especially on:

•	A sharp increase of 34.5% in the wireless customer base (16.2% on a comparable basis), with 84.3 million customers at the end of 2005

•	The strong momentum in Broadband wireless, with more than 1.5 million customers for the Group at year-end 2005, up from 24,000 at the end of 2004

•	The success of Broadband Internet with 1.8 million Liveboxes distributed by the Group at year-end, compared with 253,000 at the end of 2004

•	France Telecom’s share in the fast-growing Voice over IP market, with 830,000 customers in France at the end of 2005

Launch of the first convergent offers and first tangible successes from NExT

•	Deployment of MaLigne tv, with 200,000 customers in France at the end of 2005, nearly three times the number at the end of 2004 (69,000)

•	Launch of convergent offers (Family Talk, Business Talk, Mobile & Connected)

•	Development of innovative content offers and VOD (4.5 million requests in December 2005 in France for Orange, Wanadoo and MaLigne tv) and partnership with Warner Music

Strong operational performance in 2005, with net income almost doubling

•	Gross Operating Margin[1] of EUR 18.4 billion, up 2.8% (0.8% on a comparable basis), equal to EUR 18.56 billion excluding the impact of the consolidation of Amena and the EUR 256 million fine levied by the French Competition Council, in line with initial guidance.

•	Improvement in the GOM ratio (GOM/revenues) before commercial expenses at 50.8% (51.4% excluding the EUR 256 million fine from the Competition Council), compared with 50.5% in 2004 on a comparable basis.

•	Investment in the customer base leading to a GOM ratio of 37.6% (38.1% excluding the EUR 256 million fine from the Competition Council), compared with 38.2% in 2004 on a comparable basis

•	Operating income up 21.2% to EUR 11.3 billion

•	CAPEX[2] to revenues ratio of 12.3% compared with 11.3% in 2004 (on a comparable basis)

•	Net income attributable to the shareholders of France Telecom S.A. (Net Income Group Share) nearly doubled to EUR 5.7 billion, up from EUR 3.0 billion in 2004

•	EUR 7.5 billion in organic cash flow[3] generated

•	Ratio of net debt to Gross Operating Margin of 2.48, in line with commitments to a ratio of less than 2.5 at the end of 2005, and net financial debt of EUR 47.846 billion at December 31.

Accelerated implementation of NExT in 2006

In 2006, France Telecom will step up its transformation in 3 areas:

•	Tighter control of the business

•	Creation of a 9-person General Management Committee focused on to the generating cash flow and achieving the 20 key objectives of NExT

•	Introduction of integrated business management at the country level

•	Accelerated transformation of the company

•	Thorough transformation of the Group’s structures and operating methods

•	Adaptation of the cost structure

•	Mobilization of skills in the Group’s key segments: the ACT program

•	Shorter time-to-market for convergent offers

•	Integrated structure to manage the offers: Group Strategic Marketing

•	A powerful tool to define and launch the offers: a Product Factory with 1,500 dedicated employees, operational since January 1, 2006

[1]	Gross Operating Margin (GOM) = revenues less external purchases, other operating expenses (net of other operating income) and personnel costs (wages and employee benefit expenses). The personnel costs (wages and employee benefit expenses) in the gross operating margin do not include employee profit-sharing or expenses for share-based compensation.

[2]	CAPEX = investments in tangible and intangible assets, excluding GSM and UMTS licenses and excluding finance leases.
[3]	Organic cash flow: net cash flow generated by operating activities, net of the cash used in investing activities, excluding income from the sale of investment securities and excluding the acquisition of investment securities. Organic cash flow also refers to the net cash flow generated by operating activities, less the acquisition of tangible and intangible assets net of proceeds from the sale of tangible and intangible assets.

For 2006: priority to generating EUR 7 billion in organic cash flow

•	Revenue growth above 7% (approximately 2% on a comparable basis)

•	GOM ratio 1 to 2 percentage points lower than in 2005

•	CAPEX to revenues ratio of about 13%

Debt reduction guidance maintained and strong increase of dividend

Confident in its ability to generate organic cash flow, France Telecom maintained its debt reduction commitment and decided to significantly increase the return for its shareholders, with priority given to dividend distribution.

•	Debt reduction guidance maintained (ratio of net debt to GOM less than 2 by the end of 2008)

•	Strong increase in shareholder return

•	Confirmed proposal to the France Telecom shareholders’ meeting of April 21, 2006 of a dividend of 1 euro per share for financial year 2005, paid in 2006

•	The dividend proposed for the following years will amount to between 40% and 45% of organic cash flow. For financial year 2006 (distributed in 2007), the Board of Directors has set an indication for a dividend of EUR 1.20

•	Very selective use of France Telecom shares

•	External growth

•	After the Amena acquisition, no need for a major acquisition in Europe to implement NExT

•	Based on the strategic and financial criteria defined in the NExT plan, the Group will continue to review very selectively and prudently opportunities in countries with high growth potential.

France Telecom Group Financial Highlights

(in billions of euros)	2005	2004 on a historical basis	05/04 historical data	2004 comparable basis (unaudited)	05/04 comparable basis (unaudited)
Total revenues	49.038	46.158	6.2%	47.841	2.5%
Gross Operating Margin (GOM)	18.416	17.923	2.8%	18.264	0.8%
As a percentage of revenues	37.6%	38.8%		38.2%
GOM before commercial expenses as a % of revenues	50.8%	51.2%		50.5%
Operating income	11.284	9.312	21.2%
Net income	6.360	3.210	98.1%
Net income attributable to shareholders of France Telecom S.A.	5.709	3.017	89.2%
CAPEX (excluding GSM and UMTS license)	6.045	5.134	17.7%	5.384	12.3%
As a percentage of revenues	12.3%	11.1%		11.3%
Organic Cash Flow	7.481	7.688	-2.7%
Net financial debt	47.846	49.822	-4.0%
Net financial debt/GOM*	2.48	2.78

(*)	for 2005, the GOM used for the calculation includes the GOM for Amena over 12 months

Comparable	basis figures are unaudited.

FOR MORE INFORMATION:

The slides for the presentation prepared for the publication of the 2005 annual results can be viewed on the France Telecom website at:

http://www.francetelecom.com

Press Contacts:

Tel.: + 33 1 44 44 93 93

Nilou du Castel
nilou.ducastel@francetelecom.com

Sébastien Audra	Bertrand Deronchaine
sebastien.audra@francetelecom.com	bertrand.deronchaine@francetelecom.com

This press release contains forward-looking statements and information on France Telecom’s objectives, notably for 2006. Although France Telecom believes that these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could result in material differences between the objectives presented and the actual results achieved include, among other things, changes in the telecom market’s regulatory environment, competitive environment and technological trends, the success of the NExT program and other strategic initiatives (based on the integrated operator model) as well as France Telecom’s financial and operating initiatives, and risks and uncertainties attendant upon business activity, exchange rate fluctuations and international operations. The forward-looking statements contained in this press release speaks only as of the date of this document and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to or to reflect the occurrence of unanticipated events.

All the financial information in this press release is based on international financial reporting standards (IFRS) and present additional specific uncertainty factors given the risk of changes in IFRS standards.

More detailed information on the potential risks that could affect France Telecom’s financial results can be found in the Document de Référence filed with the Autorité des Marches Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

Annual revenues for the Group up 6.2% on a historical basis and 2.5% on a comparable basis.

Consolidated revenues at December 31, 2005 / 2004

(in billions of euros)	Year 2005	Year 2004 on a historical basis	Change (as a%) 05/04 historical data	Year 2004 comparable basis (unaudited)	Year (as a%) 05/04 comparable basis (unaudited)
Total revenues	49.038	46.158	6.2%	47.841	2.5%
Revenues by segment:
1 - PERSONAL COMMUNICATION SERVICES	23.535	20.564	+14.4	21.913	+7.4
Personal France	9.773	8.365	+16.8	9.217	+6.0
Personal United Kingdom	5.832	5.833	-0.0	5.786	+0.8
Personal Spain	0.536			0.496	+8.0
Personal Poland	1.598	1.247	+28.1	1.402	+13.9
Personal Rest-of-World	5.991	5.290	+13.3	5.170	+15.9
Eliminations	-0.195	-0.171	+13.9	-0.159	+22.2

2 - HOME COMMUNICATION SERVICES	22.534	22.440	+.04	22.800	-1.2
Home France	17.718	18.002	-1.6	17.914	-1.1
Consumer Services	9.677	9.886	-2.1	9.776	-1.0
Networks and Operators	5.504	5.577	-1.3	5.591	-1.6
Other Home France revenues	2.537	2.539	-0.1	2.547	-0.4
Home Poland	3.141	3.011	+4.3	3.380	-7.0
Home Rest-of-World	1.837	1.584	+16.0	1.671	+9.9
Eliminations	-0.162	-0.157	+3.0	-0.164	-1.2

3 - ENTERPRISE COMMUNICATION SERVICES	7.785	8.235	-5.5	8.227	-5.4
Fixed-line telephony in France	2.695	2.965	-9.1	2.965	-9.1
Enterprise networks in France	2.680	2.757	-2.8	2.757	-2.8
Other enterprise products in France	0.565	0.600	-5.9	0.593	-4.7
Global services	2.317	2.346	-1.2	2.345	-1.2
Eliminations	-0.471	-0.432	+9.0	-0.432	+9.1

4 - DIRECTORIES	1.061	0.978	+8.5	1.001	+6.0
Inter-segment eliminations	-5.877	-6.059	-3.0	-6.100	-3.7

(*)	The data on a comparable basis are not audited

Consolidated revenues for the France Telecom Group totalled EUR 49 billion at December 31, 2005, an annual increase of 6.2% on a historical basis.

This includes the impact of the withdrawal from the “Bill and Keep4” mechanism for Orange France (EUR 846 million euros), the favorable currency effect (EUR 476 million euros), and the impact of changes in consolidation, particularly the acquisition of Spanish mobile operator Amena and the disposal of Orange Denmark and FT Câble.

[4]	“Bill and Keep” is the mechanism by which a mobile operator invoices the calling party for the entire outgoing call to another mobile subscriber (the called party) without paying a percentage as compensation for access to the terminal portion of the third-party operator’s mobile network. The withdrawal from the “Bill and Keep” system in France for all mobile operators became effective on January 1, 2005. It led to an increase in revenues and in a correlated increase in call terminal charges paid to third-party mobile operators.

On a comparable basis5, the France Telecom Group’s revenue growth at December 31, 2005 was 2.5%. It was driven by mobile services, which maintained steady growth despite the impact of the reduction in call termination prices, and by the development of ADSL broadband multi-services, which picked up in the final quarter of 2005. At the same time, the traditional fixed-line services continued their downward trend in France and Poland.

Operating performance and profitability

Gross Operating Margin (GOM) was EUR 18.416 billion at December 31, 2005, an increase of 2.8% on a historical basis and 0.8% on a comparable basis. Excluding the impact of the consolidation of Amena (EUR 109 million) and the payment of a EUR 256 million fine by Orange France pursuant to the decision made by the Competition Council against the three mobile operators in France, the GOM was EUR 18.563 billion, in line with initial guidance for GOM “exceeding EUR 18.5 billion”.

Expressed as a percentage of revenues, the GOM ratio was 37.6% in 2005 compared with 38.2% the previous year on a comparable basis (38.8% on a historical basis). In addition to the impact of the EUR 256 million fine, the drop in the margin ratio is related to the 10.2% increase in commercial expenses on a comparable basis (13.7% on a historical basis), which reflects the Group’s efforts, in a more competitive sector, to maintain loyalty among its existing customers, attract new customers, and invest in the development of new uses. Excluding commercial expenses and the EUR 256 million fine from the Competition Council, the GOM ratio was 51.4% in 2005 compared with 50.5% in 2004 on a comparable basis (51.2% on a historical basis).

Operating Income was EUR 11.284 billion at December 31, 2005 compared with EUR 9.312 billion on a historical basis, an improvement of 21.2%. Coupled with the improved GOM were a reduction in depreciation and amortization and a substantial improvement in capital gains on asset disposals.

Net income totalled EUR 6.360 billion in 2005, compared with net income of EUR 3.210 billion in 2004. This increase reflects the improvement in operating income, a decline in net finance costs, a reduction in income tax and a EUR 1.4 billion increase in certain non-recurring items (capital gains from disposals, deferred tax, brand impairment). Excluding these items, net income would total EUR 4.6 billion.

Net income attributable to shareholders of France Telecom S.A. (net income Group share) was EUR 5.709 billion in 2005, up from EUR 3.017 billion in 2004. It reflects the change in minority interests following the acquisition of the Equant minority interests and the sale of 45% of PagesJaunes Group in 2004 and 2005.

Capital expenditures on tangible and intangible assets (CAPEX) totalled EUR 6.045 billion at December 31, 2005, representing 12.3% of revenues, in line with the guidance for CAPEX-to-revenue “in the upper range of 10 to 12%”. On a comparable basis, they rose 12.3% over the previous year and 17.7% on a historical basis. The increase reflects the investment in wireless (UMTS and EDGE) and fixed (ADSL) broadband networks in Europe, plus the increase in investment related to the rapid development of Broadband multi-services (Voice over IP, content offering, and CAPEX for leased Livebox gateways).

[5]	Data at December 31, 2004 on a comparable basis: in order to make them comparable with the data at December 31, 2005, data on a like-for-like basis are presented for 2004. For this purpose, the data at December 31, 2004 were restated on the basis of the consolidation and the exchange rates for 2005. These data were also restated to reflect the impact of the withdrawal on 1 January 2005 from the "Bill and Keep" mechanism for Orange France.

The Group’s organic cash flow was EUR 7.481 billion as of December 31, 2005, in line with the guidance for organic cash flow “exceeding EUR 7.0 billion in 2005”. It was down slightly from the previous year (organic cash flow was EUR 7.688 billion at December 31, 2004), due primarily to the increased CAPEX.

Net financial debt6 totalled EUR 47.846 billion at December 31, 2005, down from EUR 49.822 billion at December 31, 2004, a reduction of nearly EUR 2.0 billion over the year.

The ratio of “Net Debt to Gross Operating Margin” was 2.48 at December 31, 2005 (taking into account the Amena GOM over 12 months), in line with guidance for “Net Debt-to-GOM of less than 2.5”.

[6]	Net financial debt: Net financial debt equals the total of the gross financial debt (converted at the closing price), minus active transaction derivatives cash flow hedges and fair value hedges, minus the collateral paid on the derivatives (cash collateral assets), minus cash and cash equivalents, investment securities, minus certain collateral established for specific transactions (if the associated debt is included in the gross financial debt) and impacted by the effective portion of the cash flow hedges.

Analysis by business

Personal Communication Services

In millions of euros	Year ended December 31
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	on a historical basis	comparable basis (unaudited)	on a historical basis
Revenues	25,535	21,913	20,564	7.4%	14.4%
Gross Operating Margin (GOM)	8,471	8,225	8,076	3.0%	4.9%
GOM / Revenues	36.0%	37.5%	39.3%
CAPEX (excluding licenses)	3,130	2,889	2,695	8.3%	16.2%
CAPEX/Revenues	13.3%	13.2%	13.1%

Revenues from Personal Communication Services totalled EUR 23.5 billion in 2005, an increase of 7.4% on a comparable basis and 14.4% on a historical basis. There were 84.3 million customers at December 31, 2005, including 10.3 million for Amena. The total customer base grew by 34.5% on a historical basis and 16.2% on a comparable basis. Broadband wireless services (EDGE and UMTS network) took off in 2005, with more than 1.5 million subscribers for the Group at year-end, compared with 24,000 at the end of 2004.

Orange France recorded revenues of EUR 9.8 billion, up 6.0% on a comparable basis (up 16.8% in historical figures) driven primarily by a 5.6% annual growth in the number of customers. The percentage of contract customers was 61.8% at 31 December 2005, compared with 60.6% one year earlier. The ARPU7, affected by the decline by about 16% in the price of fixed-to-mobile calls, fell 0.9% from the previous year.

In contrast, revenues from data services rose steadily, driven by the rapid growth in broadband wireless services. The share of data services in network revenues8 was 14.0% for 2005, up from 12.7% the previous year on a comparable basis. At the same time, the number of broadband wireless service customers (EDGE and UMTS network) totalled 1.040 million at December 31, as compared with 182,000 at June 30, 2005.

Revenues for Orange United Kingdom reached EUR 5.8 billion, an increase of 0.8% on a comparable basis (and remaining stable from the previous year on a historical basis). The subscriber base at December 31, 2005 (14.9 million customers) grew 4.5% on an annual basis. The percentage of contract customers rose slightly to 33.5% at December 31, 2005 versus 33.1% at December 31, 2004. ARPU was £263 at year-end, a drop of 4.0% from the previous year, due to the reduction in incoming call termination charges that came into effect on September 1, 2004.

[7]	ARPU: Annual Revenue per User is calculated by dividing the network revenues over the last twelve months (excluding the revenues from mobile virtual network operators (MVNO) and transit) by the weighted average of the number of customers over the same period. The weighted average number of customers is the average of the monthly averages for the period in question. The monthly average is the arithmetic mean of the number of customers at the beginning and at the end of the month. The ARPU is expressed as annual revenue per user. The 2004 data were reestimated after restatement under IFRS and recalculated as if the withdrawal from "Bill & Keep" had been applied at January 1, 2004.

[8]	Network revenues (wireless): these revenues include inbound traffic and outbound traffic, access fees, roaming, value added services, revenues from mobile virtual network operators (MVNO) and transit revenues. The portion of data services is calculated excluding network revenues, MVNO revenues and transit revenues.

This impact was partially offset by the growth in data services driven by the deployment of Broadband wireless services. The share of network revenues generated by data services was 19.4% for 2005, up from 17.5% the previous year. As of December 31, 2005, the Orange United Kingdom UMTS network had 306,000 customers, compared with 92,000 at June 30, 2005.

Revenues for Personal Spain (Amena) totalled EUR 536 million for the last two months of 2005, up 8.0% (on a comparable basis), essentially related to the 11.1% increase in the number of customers (i.e., 10.3 million customers at December 31, 2005).

Personal Poland recorded revenues of EUR 1.6 billion, a jump of 13.9% on a comparable basis (28.1% on a historical basis), reflecting the rapid growth in the customer base. As of December 31, 2005, there were 9.9 million customers, compared with 7.4 million at December 31, 2004, an increase of 33.3% over one year. Personal Poland continues to lead its market in developing new customers, with a market share for new customers of 41% in the fourth quarter of 2005. The subscriber market share rose 1.7 percentage points in one year to 33.9% at December 31, 2005.

Revenues for Personal Rest of World amounted to EUR 6.0 billion at December 31, 2005, an increase of 15.9% on a comparable basis and 13.3% on a historical basis. The subscriber base of 26.8 million customers at year-end 2005 rose 31.3% on a comparable basis. Growth in the customer base was particularly strong in Egypt (66.7%) and Romania (38.2%).

The Gross Operating Margin for Personal Communication Services rose 3.0% on a comparable basis (4.9% in historical figures). The GOM to revenues ratio was 36.0% in 2005 compared with a ratio of 37.5% in 2004 on a comparable basis. The Gross Operating Margin was impacted in 2005 by Orange France’s payment of a EUR 256 million fine pursuant to the decision made by the Competition Council against the three mobile operators in France and by an increase in commercial expenses in the major markets.

Capital expenditures on tangible and intangible assets (CAPEX, excluding GSM and UMTS licenses) rose 8.3% on a comparable basis (16.2% on a historical basis). The greatest increases were recorded in Personal Rest-of-World and Personal Poland.

Home Communication Services

In millions of euros	Year ended December 31
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	on a historical basis	comparable basis (unaudited)	on a historical basis
Revenues	22,534	22,800	22,440	-1.2%	0.4%
Gross Operating Margin (GOM)	7,538	7,602	7,401	-0.8%	1.9%
GOM / Revenues	33.5%	33.3%	33.0%
CAPEX	2,537	2,103	2,051	20.6%	23.7%
CAPEX/Revenues	11.3%	9.2%	9.1%

Revenues for Home Communication Services totalled EUR 22.5 billion at December 31, 2005, representing an increase of 0.4% on a historical basis, related to the favorable impact of the exchange rate for the Polish zloty. On a comparable basis, the revenues decreased 1.2% from the previous year. The decline in traditional telephone services in France and Poland was partially offset by the rapid growth in ADSL Broadband multi-services. The number of consumer ADSL Broadband accesses totalled 7.4 million in Europe as of December 31, 2005, up from 4.8 million at year-end 2004, an annual increase of 55%. At the same time, the number of Livebox gateways surged, with 1.8 million Liveboxes sold in Europe at the end of 2005 compared with 253,000 at the end of 2004. Total revenues for ADSL Broadband (EUR 1.8 billion at December 31, 2005) increased 60% over 2004 (on a comparable basis).

Home France

Revenues for Consumer Services declined 1.0% at December 31, 2005 on a comparable basis (2.1% on a historical basis) driven partially by lower prices for telephone communications, especially fixed to mobile and also by the downward trend in the volume of telephone calls from the switched network. This decline intensified in the fourth quarter with the growth of “Voice over IP” services. At the same time, the strong growth in Consumer ADSL Broadband multi-services seen in the first nine months of the year picked up significantly in the final quarter, confirming the success of the new line of per-use multimedia services marketed since August 18, 2005 by Wanadoo:

•	the Consumer ADSL Broadband customer base totalled 4.5 million at December 31, 2005, compared with 2.9 million at December 31, 2004, an annual increase of 52.3%. The market share (expressed as the number of Consumer ADSL Broadband customers) confirms the improvement recorded in the earlier quarters, and equalled 47.5% at December 31, 2005, compared with 46.5% at December 31, 2004;

•	the number of Livebox gateways leased increased more than six fold in one year, with 1,559,000 Liveboxes leased at December 31, 2005, compared with 234,000 at December 31, 2004. In the fourth quarter of the year, 572,000 additional Liveboxes were leased, representing a 58% jump in three months;

•	the number of subscriptions to “Voice over IP” offers surged, with 346,000 additional subscriptions recorded in the fourth quarter, representing a rise of 72% since the end of September 2005. At December 31, 2005, the number of subscribers to VoIP offers totalled 830,000, compared with 150,000 at December 31, 2004;

•	finally, ADSL digital television services (MaLigne tv) had 200,000 subscribers at year-end 2005, compared with 69,000 one year earlier.

Revenues from Operator Services were down 1.6% on a comparable basis at December 31, 2005 (down 1.3% on a historical basis). The expansion of telephone line unbundling in France and the rise in services to international operators did not fully offset the decline in revenues from services provided to the other France Telecom Group businesses, due to lower prices, particularly on wireless call terminations and the drop in Enterprise telephone traffic.

Home Poland

Revenues from Home Poland recorded a year-on-year increase of 4.3% on a historical basis, due to the favorable effect of the exchange rate for the zloty. On a comparable basis, revenues declined 7.0% from December 31, 2004. The impact of mobile substitution, given the strong growth in this market, and the competitive pressures in the telephone market for traditional fixed-line services drove the change in revenues for Home Poland. At the same time, ADSL Broadband services grew rapidly, with 1.144 million ADSL Broadband customers at year end 2005, up from 631,000 at December 31, 2004, an increase of 81.2% over one year.

Home Rest of World

The 16.0% increase (on a historical basis) in revenues from Home Rest of World was driven in part by changes in the scope of consolidation. On a comparable basis, growth was 9.9% over December 31, 2004. It reflects the rapid growth of ADSL Broadband services in Spain, the United Kingdom and the Netherlands. The number of ADSL Broadband customers in these three countries totalled 1.8 million at December 31, 2005, an annual increase of 48.2% (1.2 million subscribers at December 31, 2004).

The Gross Operating Margin for Home Communication Services was EUR 7,538 million at December 31, 2005, a drop of 0.8% on a comparable basis and an increase of 1.9% on a historical basis. The ratio of Gross Operating Margin to revenues rose slightly to 33.5% at December 31, 2005, up from 33.3% the previous year on a comparable basis (33.0% on a historical basis).

Capital expenditures on tangible and intangible assets (CAPEX) for Home Communication Services rose 20.6% on a comparable basis (23.7% on a historical basis), and represented 11.3% of revenues, up from 9.2% at year-end 2004, on a comparable basis (9.1% on a historical basis). This increase was driven by the development of ADSL Broadband services in France and in the rest of Europe.

Enterprise Communication Services

In millions of euros	Year ended December 31
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	on a historical basis	comparable basis (unaudited)	on a historical basis
Revenues	7,785	8,227	8,235	-5.4%	-5.5%
Gross Operating Margin (GOM)	1,949	2,024	2,039	-3.7%	-4.4%
GOM / Revenues	25.0%	24.6%	24.8%
CAPEX	370	386	388	-3.9%	-4.2%
CAPEX/Revenues	4.8%	4.7%	4.7%

Revenues from Enterprise Communication Services declined 5.4% on a comparable basis (5.5% on a historical basis) due primarily to a 9.1% drop in revenues from “fixed telephony in France”. The change in revenues from “fixed telephony in France” continues to reflect the impact of lower calling prices and the decline in telephone traffic volume.

At the same time, revenues from “Enterprise Networks and other Enterprise services in France” fell 3.1% on a comparable basis (3.3% on a historical basis), due to technological migrations. In this respect:

•	the number of IP-VPN accesses (excluding Oléane) at December 31, 2005 recorded a year-on-year increase of 81% and xDSL accesses on the same date represented 67% of permanent accesses to managed data networks, compared with 51% at December 31, 2004;

•	the Business Everywhere mobility offer continued to grow steadily: the number of Business Everywhere users in France was 408,000 at December 31, 2005, a 27% increase in one year.

Revenues for “global services” declined 1.2% on both a historical and comparable basis. The revenue growth related to IP network services and the increase in revenues from solutions and services partially offset the drop in revenues from older network service technologies such as X.25, X.28, Frame Relay and ATM.

The Gross Operating Margin (EUR 1,949 million at December 31, 2005) fell 3.7% on a comparable basis (-4.4% on a historical basis). The Gross Operating Margin represented 25.0% of revenues, a slight improvement over the previous year (24.6% on a comparable basis and 24.8% on a historical basis).

The decline in Gross Operating Margin was linked to the downturn in revenues, partially offset by a decline in purchases and payments to operators in France and by the effect of efforts to optimize operating expenses9 on network costs for global services.

Capital expenditures in tangible and intangible assets totalled EUR 370 million in 2005, down 3.9% on a comparable basis and 4,2% on a historical basis from the previous year.

[9]	Operating expenses: included in the determination of the GOM, they include personnel costs, external purchases and other operating income and expenses.

Directories

In millions of euros	Year ended December 31
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	on a historical basis	comparable basis (unaudited)	on a historical basis
Revenues	1,061	1,001	978	6.0%	8.5%
Gross Operating Margin (GOM)	463	413	407	12.1%	13.7%
GOM / Revenues	43.7%	41.3%	41.6%
CAPEX	12	6	8	84.2%	49.0%
CAPEX/Revenues	1.1%	0.6%	0.8%

Revenues from Directories were up 6.0% at December 31, 2005 on a comparable basis (8.5% on a historical basis).

The growth in revenues recorded by PagesJaunes in France (5.8% on a comparable basis) reflects the 6.1% increase in the number of advertisers over December 31, 2004. The growth in revenues for online services remained steady, up 12.0%, driven by the 34.3% growth in Internet services.

International activities and other subsidiaries were up 9.4% on a comparable basis. In particular, revenues from QDQ Media in Spain climbed 13.2% on a comparable basis, driven by the growth in revenues from online services (QDQ.com).

The Gross Operating Margin for Directories rose 12.1% on a comparable basis (+13.7% on a historical basis). This improvement is due to the growth in revenues and the control of publishing costs. The ratio of GOM to revenues from Directories rose to 43.7% in 2005 from 41.3% in 2004 on a comparable basis (41.6% on a historical basis).

Capital expenditures in tangible and intangible assets (CAPEX) for Directories remained structurally low. The increase seen in 2005 is primarily due to the revamping of the PagesJaunes publishing information system in France.

Appendix 1: Income Statement and Condensed Statement of Organic Cash Flow

Income Statement

(Amounts in millions of euros)	At December 31, 2005	At December 31, 2004
Revenues	49,038	46,158
Operating expenses (excl. Labor costs)	(21,860)	(19,385)
o/w External purchases[10]	(20,149)	(17,870)
Labor costs (wages and employee benefit expenses)	(8,762)	(8,850)

Gross Operating Margin	18,416	17,923

Employee profit-sharing	(382)	(280)
Share-based compensation	(178)	(399)
Depreciation and amortization	(7,034)	(7,990)
Impairment of goodwill	(11)	(534)
Impairment of non-current assets	(568)	(179)
Gains (losses) on disposal of assets	i	922
Restructuring costs	(454)	(181)
Share of profits (losses) of associates	20	30

Operating income	11,284	9,312

Interest expense	(3,045)	(3,621)
Foreign exchange gains (losses)	(147)	144
Discounting expense	(164)	(148)

Finance costs, net	(3,356)	(3,625)

Income tax	(1,568)	2,477

Consolidated Net Income after tax	6,360	3,210

Minority interests	(651)	(193)

Net Income attributable to equity holders of France Telecom S.A.	5,709	3,017

Organic Cash Flow

(Amounts in millions of euros)	At December 31, 2005	At December 31, 2004
Net cash provided by operating activities	13,374	12,697
Purchase of tangible and intangible assets, net of change in fixed asset vendors	(6,108)	(5,208)
o/w CAPEX	(6,045)	(5,134)
Proceeds from sale of tangible and intangible assets	215	199

Organic Cash Flow	7,481	7,688

[10]	External purchases: external purchases include commercial expenses (external purchases linked to purchases of terminals and other products sold, distribution commissions and spending on advertising, promotional, sponsoring and rebranding activities) and other external purchases (external purchases including purchases and repayments to operators, overheads, call center outsourcing expenses, real estate-related expenses, network and IT-related expenses, and equipment purchases).

Appendix 2: Key indicators for Personal Communication Services

	At 31/12/05	At 31/12/04 comparable basis	At 31/12/04 historical basis
Personal France
Number of customers (millions)	22,430	21,241	21,241
including contract (%)	61.8%	60.6%	60.6%
Total ARPU (contract and prepaid) in €	424	428	387
Total ARPU (in minutes)	175	168	168
Share of Data services as % of network revenues	14.0%	12.7%	14.1%
Personal UK
Number of customers (millions)	14,858	14,221	14,221
including contract (%)	33.5%	33.1%	33.1%
Total ARPU (contract and prepaid) in €	263	274	273
Total ARPU (in minutes)	144	144	144
Share of Data services as % of network revenues	19.4%	17.5%	17.5%
Personal Spain
Number of customers (millions)	10,301	9,275
including contract (%)	48.5%	46.0%
Personal Poland
Number of customers (millions)	9,919	7,440	7,440
including contract (%)	40.7%	43.5%	43.5%
Personal Rest of the World
Number of customers (millions)	26,807	20,413	19,768
Total Personal
Number of customers (millions)	84,315	72,590	62,671

Appendix 3: Key indicators for Home Communication Services

	At 31/12/05	At 31/12/04 comparable basis	Change
Home France
Number of ADSL Broadband accesses & unbundled lines (in thousands)	9,391	6,293	49.2%
Number of ADSL Broadband accesses (in thousands)	6,564	4,703	39.6%
France Telecom Consumer ADSL accesses	4,457	2,927	52.3%
Third party FAI and other ADSL accesses	2,107	1,775	18.7%
Total number of unbundled lines (in thousands)	2,827	1,591	77.7%
partial unbundled lines	2,229	1,496	49.0%
full unbundled lines	598	95	528%
Consumer Multi-service packages
Number of leased Liveboxes (thousands)	1,559	234	566%
Number of Voice over IP subscribers (thousands)	830	150	454%
Number of ADSL TV package subscribers (thousands)	200	69	190%
France Telecom Consumer telephone lines (millions)	26.9	27.5	-2.0%
Access services (millions)	10.4	9.2	13.1%
Market share of switched* local communications (as %)	69.5	73.3	-3.8 pts
Market share of switched* long-distance communications (as %)	58.7	59.4	0.7 pt
Contract rate** (as %)	46.8	42.5	4.3pts
Home Poland
Number of fixed-telephony customers (thousands)	11,155	11,362	-1.8%
Number of ADSL Broadband Internet customers (thousands)	1,144	631	81.2%
Home Rest of World
Number of ADSL Broadband accesses (thousands)	1,800	1,215	48.2%
United Kingdom	906	569	59.3%
Spain	563	379	48.6%
Netherlands	331	267	24.0%

*	Communications from the switched PSTN network (excluding “Voice over IP” services).

**	Total number of communication contracts, rate plans and subscriptions to “Voice over IP” service offers in relation to the number of customers in the Consumer market.

Appendix 4: Key indicators for Enterprise Communication Services

Business indicators (Thousands)	At 31/12/05	At 31/12/04 On comp. basis	Change
Number of Enterprise telephone lines in France	5,914	5,930	-0.3%
Number of permanent accesses to managed data networks in France	286	244	17%
Share of permanent xDSL accesses	67%	51%	16 pts
Number of Business Everywhere mobile users in France	408	322	27%
Number of IP-VPN accesses in France (excl. Oleane)	129	71	81%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 14, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information